Exhibit No. 12
THE PROGRESSIVE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(millions)
(unaudited)

	Years Ended December 31,
	2005	2004	2003	2002	2001

Income before income taxes	$2,058.9	$2,450.8	$1,859.7	$981.4	$587.6

Fixed Charges:
Interest and amortization on indebtedness	83.9	84.7	97.0	75.1	53.4
Portion of rents representative of the interest factor	17.5	8.9	7.5	5.6	7.4

Total fixed charges	101.4	93.6	104.5	80.7	60.8

Interest capitalized, net of amortized interest	(.7)	(3.6)	(1.2)	(.1)	(.7)

Total income available for fixed charges	$2,159.6	$2,540.8	$1,963.0	$1,062.0	$647.7

Ratio of earnings to fixed charges	21.3	27.1	18.8	13.2	10.7